UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number:	3235-0080
COMMISSION	Expires:	February 28, 2009
Washington, D. C. 20549	Estimated average burden
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

SPA ETF TRUST

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Tower 49, 12 East 49th Street, New York, New York 10017

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

See Appendix A

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, SPA ETF TRUST (Name of the Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

10/30/08	By:	/s/ AP Drain	President
Date		Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1654 (03-06)

Appendix A

Title of each class to be so registered	Name of each exchange on which each class is to be registered

SPA MarketGrader 40 Fund SFV	NYSE Arca
SPA MarketGrader 100 Fund SIH	NYSE Arca
SPA MarketGrader 200 Fund SNB	NYSE Arca
SPA MarketGrader Small Cap 100 Fund SSK	NYSE Arca
SPA MarketGrader Mid Cap 100 Fund SVD	NYSE Arca
SPA MarketGrader Large Cap 100 Fund SZG	NYSE Arca